January 17, 2020

Charles Strongo
Chief Executive Officer and Chairman
Global Wholehealth Partners Corp
3651 Lindell Road, Suite D410
Las Vegas, NV 89103

       Re: Global Wholehealth Partners Corp
           Registration Statement on Form 10-12G
           Filed December 19, 2019
           File No. 000-56035

Dear Mr. Strongo:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G filed December 19, 2019

Item 1. Business
Background, page 5

1. You state on page 5 that Global Private "owns suppliers and contacts in the In vitro diagnostic industry . . . ." Given your subsequent disclosure on page 13 that "Global has
      partnered with four suppliers and contract manufactures, which make 80% of the test
      Global sells," please clarify your reference to Global Private "own[ing] suppliers and contacts."
2. Additionally, you state that you manufacture and market a range of diagnostic test kits, please clarify that as of September 30, 2019 you had not made any sales. To the extent you have since made any sales, please disclose when sales commenced.
Our Core Products, page 6
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FirstName LastNameCharles Corp
Global Wholehealth Partners Strongo
Comapany NameGlobal Wholehealth Partners Corp
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3. In the product list that begins on page 6, you list 8 tests under the heading "FDA CLIA
         WAVED Professional Approved" and 9 tests under the heading "FDA Approved for
         POC." On pages 5, 19, 36, and 45, you state that "more than 40" of your tests are "FDA approved." Please revise your disclosure to clarify which of your products are FDA approved. Please also define the term "CLIA Waved." Please identify the professional organization that endorsed your products.
4. Please clarify the extent to which identified products test for the same condition as other product candidates. For example, you have identified "Urinalysis Reagent Strip 1 Test,"
          "Urinalysis Reagent Strip 6 Test," "Urinalysis Reagent Strip 8 Test," "Urinalysis
         Reagent Strip 10 Test," and "Urinalysis Reagent Strip 11 Test" are these product candidates testing for conditions that are also identified in the lists presented on pages 6-
         8? Additionally, expand the statement quantifying the number of products you have in your "Competition" discussion to quantify the number of different indications/conditions your products test for.
Industry, page 8

5. In the final paragraph of page 9, you state that the glucose test can "bring in $50-$70 million in sales to WHP." You subsequently include sales projections with respect to the colorectal and cholesterol tests in the second and third paragraphs of page 10, respectively. Please revise to explain how you calculated these sales projections and disclose the material assumptions on which the calculations are based. Alternatively, please remove these projections.
6. We note your disclosure that Inverness Medical Innovations, an NYSE listed company, is your closest competitor. Please revise delete the statement that Inverness is a NYSE listed company and clarify that it is a subsidiary of Johnson & Johnson. Competition, page 10

7. You state in this section that there are "several companies around the world that carry many of the products which we carry, but we carry the largest line of products that we know of. Many companies have 10-30 different products and we carry over 100." Please disclose here that you have not generated revenue from your products, and clarify whether this is also true of the competitors you identify here and in the preceding discussion of your "closest competitor" on page 10.
Item 1A. Risk Factors, page 11

8. We note that your officers' and directors' biographical information indicates that they are currently affiliated with EarlyDETECT, Inc. and WholeHealth Products, Inc. As it appears that both of these companies are engaged in developing, manufacturing, and marketing of diagnostic tests, their continued involvement in these companies may present a conflict of interest. Please include a separate risk factor discussion identifying your
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FirstName LastNameCharles Corp
Global Wholehealth Partners Strongo
Comapany NameGlobal Wholehealth Partners Corp
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         officers' and directors' involvements with all other companies developing, manufacturing and marketing diagnostic tests and the potential consequences of such conflict.
Risks Related to Our Financial Condition and Capital Requirements
"We have a history of operating losses and expect to incur additional losses in the future.", page
11

9. Please expand the risk factor caption and discussion to also state that you have not made any sales.
10. We note your statement here that you "expect that the Company will become profitable during our second fiscal quarter ending December 31, 2020." Please revise to disclose the basis for your expectation, or remove the statement. Please also disclose here that your auditor has expressed substantial doubt as to your ability to continue as a going concern.
We currently rely on a limited number of suppliers to product certain key components of our products, page 13

11. Please expand your discussion to address the consequences if any of your contract manufacturers fails to comply with Current Good Manufacturing
Practices.
Item 5. Directors and Executive Officers
Biographical Information
Current Directors and Officers, page 23

12. Please revise the biographies in this section to disclose the number of hours per week each officer devotes to your business. We note in that regard your disclosure on page 14 that,
         "As of June 30, 2019, we employed no full-time employees, and two part-time executives." In addition, with respect to your statement regarding Mr. Strongo's "proven track record of increasing profitability in the health care industry and particularly in the in-vitro diagnostic industry," please specify the particular companies at which Mr.
         Strongo has increased profitability, or otherwise remove the statement.
13. In the final sentence of Mr. Johnson's biography on page 23, you state, "Since 2010, Mr.
         Johnson has served as Chief Financial Officer and Director of WholeHealth Products, Inc
         . . . ." You also disclose in Mr. Alvarez's biography that he
"currently serves on the
         Boards of . . Whole Health Product, Inc." The Form 10-K filed by WholeHealth Products,
         Inc. on November 9, 2017 indicates that this company "manufactures and markets . . . in vitro diagnostic test kits . . . ." and identifies Mr. Strongo as
Chief Executive Officer
         and Dr. Cui as a director. Please expand your disclosure in this section to identify the principal business of WholeHealth Products, Inc. and describe any affiliation between you and WholeHealth Products, Inc. Please also revise the biographies for Mr. Strongo and
         Dr. Cui to disclose their positions with WholeHealth Products, Inc. Refer to Items
         401(e)(1) and 401(e)(2) of Regulation S-K.
14. Please revise the biographical information to disclose the applicable dates that the
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FirstName LastNameCharles Corp
Global Wholehealth Partners Strongo
Comapany NameGlobal Wholehealth Partners Corp
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         individuals were affiliated with each of the entities identified. Legal Proceedings, page 24

15. You state here, "None of or directors or officers are involved in any legal proceedings as described in Regulation S-K ( 229.401(f))." On page 23, you indicate that Mr. Strongo
         "has served as President and CEO of EarlyDETECT, Inc. (EDI) since March 2004" and that Richard Johnson was "CFO at Early Detect Inc. . . . over a span of 4.5 years."
         According to court records, an entity named EarlyDetect Incorporated filed a voluntary petition for Chapter 7 bankruptcy in the U.S. Bankruptcy Court, Central District of
         California on May 3, 2013 (Case 8:13-bk-13957-CB). Please revise to provide the disclosure required by Item 401(f)(1) of Regulation S-K, or otherwise please advise.
Item 7. Certain Relationships and Related Transactions, and Director Independence, page 25

16. Please provide the disclosure required by Item 404(a) of Regulation S-K for the Stock
         Sale and Purchase Agreement filed as Exhibit 4.1. In that regard, we note your disclosure on page 36 regarding "the common control of the Company and Global Private." We further note the preamble to the agreement, which states that "LionsGate Funding Group
         LLC . . . at the time of this agreement was the controlling shareholder of Global
         WholeHealth Partners Corp, Nevada" and that Sara Gonzales "was the acting sole officer and director of both companies." Please also revise the beneficial ownership table on page 21 to identify the natural person(s) with voting and/or dispositive control over the common shares held by LionsGate, and revise Ms. Gonzales's biography on page 23 to disclose her affiliation with LionsGate, if any.
General

17. Please note that this registration statement on Form 10 becomes effective automatically 60 days after it's initial filing pursuant to Exchange Act Section 12(g)(1). You will be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q and 8-K even if comments remain open on the Form
10. If you do
         not wish to become subject to these requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brian McAllister at 202-551-3341 or Craig Arakawa,
Senior
Accountant at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum Hamidi at 202-551-3421 or Suzanne
Hayes, Office Chief at 202-551-3675 with any other questions.
 Charles Strongo
Global Wholehealth Partners Corp
January 17, 2020
Page 5


FirstName LastNameCharles Strongo               Sincerely,
Comapany NameGlobal Wholehealth Partners Corp
                                                Division of Corporation Finance
January 17, 2020 Page 5                         Office of Life Sciences
FirstName LastName